Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated April 27, 2023 except for Note 2 for which the date is June 30, 2023 in Amendment No. 6 to the Registration Statement on Form F-1 (No. 333-271474), relating to the audit of the consolidated balance sheets of Work Medical Technology Group Limited and its subsidiaries (collectively the “Company”) as of September 30, 2022 and 2021, and the related consolidated statements of income and comprehensive (loss) income, changes in equity, and cash flows in each of the years in the two-year period ended September 30, 2022, and the related notes (collectively referred to as the financial statements).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

San Mateo, California	WWC, P.C.
December 29, 2023	Certified Public Accountants
PCAOB ID: 1171